UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Nuburu, Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

67021W 103

(CUSIP Number)

January 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67021W 103	13G	Page 2

1.	Names of Reporting Persons Tailwind Sponsor LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 67021W 103	13G	Page 3

1.	Names of Reporting Persons Philip Krim
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 67021W 103	13G	Page 4

Explanatory Note:

This Amendment No. 1 to the Schedule 13G (“Amendment No. 1”) relating to Nuburu, Inc., a Delaware corporation formerly known as Tailwind Acquisition Corp. (the “Issuer”), is being filed on behalf of the undersigned to amend the Schedule 13G filed with the Securities and Exchange Commission on February 12, 2021, as amended (the “Schedule 13G”). This Amendment No. 1 is being filed to disclose that the Reporting Persons have ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock of the Issuer. This Amendment No. 1 is the final amendment to the Schedule 13G and constitutes an exit filing for the Reporting Persons.

Item 1(a).	Name of Issuer Nuburu, Inc.

Item 1(b).	Address of the Issuer’s Principal Executive Offices 7442 S Tucson Way, Suite 130 Centennial, CO 80112

Item 2(a).	Names of Persons Filing This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”): (i) Tailwind Sponsor LLC (ii) Philip Krim

Item 2(b).	Address of the Principal Business Office, or if none, Residence: The address of each of the Reporting Persons is: 1545 Courtney Ave Los Angeles, CA 900469

Item 2(c).	Citizenship Tailwind Sponsor LLC is a limited liability company formed in the State of Delaware. The citizenship of Philip Krim is the United States.

Item 2(d).	Title of Class of Securities Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number 67021W 103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	☐	(a) Broker or dealer registered under Section 15 of the Exchange Act.

	☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

	☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	☐	(d) Investment company registered under Section 8 of the Investment Company Act.

	☐	(e) An investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

	☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

	☐	(g) A parent holding company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

	☐	(h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	☐	(i) A church plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

	☐	(j) A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

	☐	(k) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

	☐	Not applicable

CUSIP No. 67021W 103	13G	Page 5

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person Not Applicable

Item 8.	Identification and Classification of Members of the Group Not Applicable

Item 9.	Notice of Dissolution of Group Not Applicable

Item 10.	Certification Not Applicable

CUSIP No. 67021W 103	13G	Page 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: December 22, 2023	Tailwind Sponsor LLC

	By:	/s/ Philip Krim
		Name:	Philip Krim
		Title:	Authorized Signatory

/s/ Philip Krim
Philip Krim

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 67021W 103	13G	Page 7

EXHIBIT LIST

Exhibit 99.1	Joint Filing Agreement, dated as of February 11, 2021, by and among Tailwind Sponsor LLC and Philip Krim (incorporated by reference to Exhibit 99.1 to that certain Schedule 13G filed on February 12, 2021 by the Reporting Persons with the Securities and Exchange Commission).